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 Clean Air Lawn Care, Inc.

Chrisane Giard · 3rd

problem solving/creative strategy/people loving/killing it

Fort Collins, Colorado · 479 connections · **Contact info**

About

My experience is vast from creating within Adobe Creative Suite to budgeting campaigns, reporting and ROI. In my past and current roles I have successfully planned and executed events from 5 people to a few hundred. My marketing experience runs the gamut; media buying, collateral creation, email marketing, PPC and social management, pilots, landing page creation, and print.

I am a creative and strategic thinker with the ability to see the big picture and scale a plan with a clear direction and evaluate the results.

Experience



Director of Marketing

Clean Air Lawn Care, Inc.

Dec 2015 – Present · 3 yrs 11 mos

Fort Collins, Colorado Area

Launch new franchisees and support them in reaching their milestones through marketing
Provide marketing strategy and implementation for local franchisees and the national brand
Coach franchisees in building their business with marketing
Develop national partnerships
Gain PR traction for local franchisee and the national brand
Develop and run continued education events and conferences for Franchise Owners
Consistently developing new ways to gain more customers for local owners
Develop campaigns and strategies for the business development team... See more

Creative Strategist

Chrisane Jarosz

Jan 2011 – Present · 8 yrs 10 mos

Greater Omaha Area

Personal projects in a wide range of mediums from fine art, styling, design and HTML projects. I am a creative strategist and big-picture thinker with a knack for idea creation and management.



Marketing Specialist

WebEquity Solutions— A Moody's Analytics Company

Oct 2014 – Nov 2015 · 1 yr 2 mos

Greater Omaha Area

Create and improve a data appending logic system
Event and webinar coordination and final analysis
Create and implement a lead management process
Manage annual plan activities along with their metrics... See more


Marketing Coordinator
Home Instead Senior Care
2011 – 2014 · 3 yrs
Database management of marketing assets and campaign trending
Lead the creation and implementation of a scoring system to manage Franchisee inquires
National advertising pilots
Work with North American franchise owners on their marketing strategies... See more


Sales Associate
Von Maur
Nov 2010 – Jan 2012 · 1 yr 3 mos

Commission based selling to new clients
Current client portfolio tracking and relationship building
Styling
Department Merchandising

Show 1 more experience ⌄

Education


University of Nebraska at Omaha
B.A., Marketing
2007 – 2010


Illinois Institute of Art
2006 – 2007

Skills & Endorsements

Marketing · 27

 Endorsed by **5 of Chrisane's colleagues at Home Instead Senior Care**

Customer Service · 23

 Endorsed by **Jim Lamb, who is highly skilled at this**    Endorsed by **5 of Chrisane's colleagues at Home Instead Senior Care**

Management · 15

 Endorsed by **3 of Chrisane's colleagues at Home Instead Senior Care**

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Recommendations

Received (0)   Given (1)


Cat Koehler
Marketing Specialist at
Right at Home, LLC.
March 28, 2013, Cat worked
with Chrisane in the same
group

Cat's blog articles were all very Cat. She wrote articles from her heart and from the experiences she has had as a mom. Cat is a very genuine person and in her writing, that is very visible. When a story is being told by Cat, everyone wants to listen or read.

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